UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549
SCHEDULE 13G

Under the Securities Exchange Act of 1934
(Amendment No.     )*

Synchronoss Technologies Inc.

(Name of Issuer)

Common stock, $0.0001 par value per share

(Title of Class of Securities)

87157B 10 3

(CUSIP Number)

June 15, 2006

(Date of Event Which Requires Filing of this Statement)

Check the appropriate box to designate the rule pursuant to which this Schedule is filed:

☐	Rule 13d-1(b)
☐	Rule 13d-1(c)
☒	Rule 13d-1(d)

*The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

The information required in the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. 87157B 10 3

1.	Names of Reporting Persons. I.R.S. Identification Nos. of above persons (entities only) Rosewood Capital III, L.P. 94-3274638

2.	Check the Appropriate Box if a Member of a Group (See Instructions)
	(a)	☒
	(b)	☐

3.	SEC Use Only

4.	Citizenship or Place of Organization Delaware

Number of Shares Beneficially Owned by Each Reporting Person With	5.	Sole Voting Power 378,873

	6.	Shared Voting Power 0

	7.	Sole Dispositive Power 378,873

	8.	Shared Dispositive Power 0

9.	Aggregate Amount Beneficially Owned by Each Reporting Person 378,873

10.	Check if the Aggregate Amount in Row (9) Excludes Certain Shares (See Instructions) ☐

11.	Percent of Class Represented by Amount in Row (9) 1.18%*

12.	Type of Reporting Person (See Instructions) PN

*  This calculation is based on a total of 31,912,146 shares of Common Stock outstanding as reported by the Issuer in its Form 10-Q filed with the Securities and Exchange Commission on August 11, 2006.

CUSIP No. 87157B 10 3

1.	Names of Reporting Persons. I.R.S. Identification Nos. of above persons (entities only) Rosewood Capital Associates, L.L.C. 94-3192044

2.	Check the Appropriate Box if a Member of a Group (See Instructions)
	(a)	☒
	(b)	☐

3.	SEC Use Only

4.	Citizenship or Place of Organization Delaware

Number of Shares Beneficially Owned by Each Reporting Person With	5.	Sole Voting Power 378,873*

	6.	Shared Voting Power 0

	7.	Sole Dispositive Power 378,873*

	8.	Shared Dispositive Power 0

9.	Aggregate Amount Beneficially Owned by Each Reporting Person 378,873*

10.	Check if the Aggregate Amount in Row (9) Excludes Certain Shares (See Instructions) ☐

11.	Percent of Class Represented by Amount in Row (9) 1.18%**

12.	Type of Reporting Person (See Instructions) OO

*  Rosewood Capital III, L.P. (“Rosewood Capital III”) holds 378,873 shares of Common Stock.  Rosewood Capital Associates, L.L.C. is the general partner of Rosewood Capital III.

**  This calculation is based on a total of 31,912,146 shares of Common Stock outstanding as reported by the Issuer in its Form 10-Q filed with the Securities and Exchange Commission on August 11, 2006.

CUSIP No. 87157B 10 3

1.	Names of Reporting Persons. I.R.S. Identification Nos. of above persons (entities only) Rosewood Capital IV, L.P. 22-3707169

2.	Check the Appropriate Box if a Member of a Group (See Instructions)
	(a)	☒
	(b)	☐

3.	SEC Use Only

4.	Citizenship or Place of Organization Delaware

Number of Shares Beneficially Owned by Each Reporting Person With	5.	Sole Voting Power 1,924,466

	6.	Shared Voting Power 0

	7.	Sole Dispositive Power 1,924,466

	8.	Shared Dispositive Power 0

9.	Aggregate Amount Beneficially Owned by Each Reporting Person 1,924,466

10.	Check if the Aggregate Amount in Row (9) Excludes Certain Shares (See Instructions) ☐

11.	Percent of Class Represented by Amount in Row (9) 6.03%*

12.	Type of Reporting Person (See Instructions) PN

*  This calculation is based on a total of 31,912,146 shares of Common Stock outstanding as reported by the Issuer in its Form 10-Q filed with the Securities and Exchange Commission on August 11, 2006.

CUSIP No. 87157B 10 3

1.	Names of Reporting Persons. I.R.S. Identification Nos. of above persons (entities only) Rosewood Capital Associates IV, L.L.C. 22-3707171

2.	Check the Appropriate Box if a Member of a Group (See Instructions)
	(a)	☒
	(b)	☐

3.	SEC Use Only

4.	Citizenship or Place of Organization Delaware

Number of Shares Beneficially Owned by Each Reporting Person With	5.	Sole Voting Power 1,942,665*

	6.	Shared Voting Power 0

	7.	Sole Dispositive Power 1,942,665*

	8.	Shared Dispositive Power 0

9.	Aggregate Amount Beneficially Owned by Each Reporting Person 1,942,665*

10.	Check if the Aggregate Amount in Row (9) Excludes Certain Shares (See Instructions) ☐

11.	Percent of Class Represented by Amount in Row (9) 6.08%**

12.	Type of Reporting Person (See Instructions) OO

*  Rosewood Capital IV, L.P. (“Rosewood Capital IV”) holds 1,924,466 shares of Common Stock and Rosewood Capital IV Associates, L.P. (“Rosewood IV Associates”) holds 18,199 shares of Common Stock.  Rosewood Capital Associates IV, L.L.C. is the general partner of Rosewood Capital IV and Rosewood IV Associates.

**  This calculation is based on a total of 31,912,146 shares of Common Stock outstanding as reported by the Issuer in its Form 10-Q filed with the Securities and Exchange Commission on August 11, 2006.

CUSIP No. 87157B 10 3

1.	Names of Reporting Persons. I.R.S. Identification Nos. of above persons (entities only) Kyle A. Anderson

2.	Check the Appropriate Box if a Member of a Group (See Instructions)
	(a)	☒
	(b)	☐

3.	SEC Use Only

4.	Citizenship or Place of Organization USA

Number of Shares Beneficially Owned by Each Reporting Person With	5.	Sole Voting Power 0

	6.	Shared Voting Power 378,873

	7.	Sole Dispositive Power 0

	8.	Shared Dispositive Power 378,873

9.	Aggregate Amount Beneficially Owned by Each Reporting Person 378,873

10.	Check if the Aggregate Amount in Row (9) Excludes Certain Shares (See Instructions) ☐

11.	Percent of Class Represented by Amount in Row (9) 1.18%*

12.	Type of Reporting Person (See Instructions) IN

*  This calculation is based on a total of 31,912,146 shares of Common Stock outstanding as reported by the Issuer in its Form 10-Q filed with the Securities and Exchange Commission on August 11, 2006.

CUSIP No. 87157B 10 3

1.	Names of Reporting Persons. I.R.S. Identification Nos. of above persons (entities only) Byron K. Adams Jr.

2.	Check the Appropriate Box if a Member of a Group (See Instructions)
	(a)	☒
	(b)	☐

3.	SEC Use Only

4.	Citizenship or Place of Organization USA

Number of Shares Beneficially Owned by Each Reporting Person With	5.	Sole Voting Power 0

	6.	Shared Voting Power 378,873

	7.	Sole Dispositive Power 0

	8.	Shared Dispositive Power 378,873

9.	Aggregate Amount Beneficially Owned by Each Reporting Person 378,873

10.	Check if the Aggregate Amount in Row (9) Excludes Certain Shares (See Instructions) ☐

11.	Percent of Class Represented by Amount in Row (9) 1.18%*

12.	Type of Reporting Person (See Instructions) IN

*  This calculation is based on a total of 31,912,146 shares of Common Stock outstanding as reported by the Issuer in its Form 10-Q filed with the Securities and Exchange Commission on August 11, 2006.

Item 1.
	(a)	Name of Issuer Synchronoss Technologies Inc.
	(b)	Address of Issuer’s Principal Executive Offices 750 Route 202 South, Suite 600, Bridgewater, NJ 08807.

Item 2.
	(a)	Name of Person Filing Rosewood Capital III, L.P., Rosewood Capital Associates, L.L.C., Rosewood Capital IV, L.P., Rosewood Capital Associates IV, L.L.C., Kyle A. Anderson and Byron K. Adams, Jr.
	(b)	Address of Principal Business Office or, if none, Residence One Maritime Plaza #1401, San Francisco, CA 94111
	(c)	Citizenship See the responses to Item 4 on the attached cover pages.
	(d)	Title of Class of Securities Common Stock, $0.0001 par value per share
	(e)	CUSIP Number 87157B103

Item 3.	If this statement is filed pursuant to §§240.13d-1(b) or 240.13d-2(b) or (c), check whether the person filing is a:
	(a)	☐	Broker or dealer registered under section 15 of the Act (15 U.S.C. 78o).
	(b)	☐	Bank as defined in section 3(a)(6) of the Act (15 U.S.C. 78c).
	(c)	☐	Insurance company as defined in section 3(a)(19) of the Act (15 U.S.C. 78c).
	(d)	☐	Investment company registered under section 8 of the Investment Company Act of 1940 (15 U.S.C 80a-8).
	(e)	☐	An investment adviser in accordance with §240.13d-1(b)(1)(ii)(E);
	(f)	☐	An employee benefit plan or endowment fund in accordance with §240.13d-1(b)(1)(ii)(F);
	(g)	☐	A parent holding company or control person in accordance with § 240.13d-1(b)(1)(ii)(G);
	(h)	☐	A savings associations as defined in Section 3(b) of the Federal Deposit Insurance Act (12 U.S.C. 1813);
	(i)	☐	A church plan that is excluded from the definition of an investment company under section 3(c)(14) of the Investment Company Act of 1940 (15 U.S.C. 80a-3);
	(j)	☐	Group, in accordance with §240.13d-1(b)(1)(ii)(J).
Not applicable.

Item 4.	Ownership
Provide the following information regarding the aggregate number and percentage of the class of securities of the issuer identified in Item 1.
	(a)	Amount beneficially owned: See the responses to Item 9 on the attached cover pages.
	(b)	Percent of class: See the responses to Item 11 on the attached cover pages.
	(c)	Number of shares as to which the person has:
		(i)	Sole power to vote or to direct the vote See the responses to Item 5 on the attached cover pages.
		(ii)	Shared power to vote or to direct the vote See the responses to Item 6 on the attached cover pages.
		(iii)	Sole power to dispose or to direct the disposition of See the responses to Item 7 on the attached cover pages.
		(iv)	Shared power to dispose or to direct the disposition of See the responses to Item 8 on the attached cover pages.

As of June 14, 2006, the date that the Issuer’s Registration Statement on Form S-1 was declared effective by the Securities and Exchange Commission, (a) Rosewood Capital III, L.P. (“Rosewood Capital III”) held 420,970 shares of Common Stock, (b) Rosewood Capital IV, L.P. (“Rosewood Capital IV”) held 2,138,295 shares of Common Stock and (c) Rosewood Capital IV Associates, L.P. (“Rosewood IV Associates”) held 20,233 shares of Common Stock.   On June 15, 2006, (a) Rosewood Capital III sold 42,097 shares of Common Stock, (b) Rosewood Capital IV sold 213,829 shares of Common Stock and (c) Rosewood IV Associates sold 2,034 shares of Common Stock.

Rosewood Capital Associates, LLC is the general partner of Rosewood Capital III.  Rosewood Capital Associates IV, LLC is the general partner of Rosewood Capital IV and Rosewood IV Associates. Byron K. Adams Jr. and Kyle A. Anderson are the managing members of Rosewood Capital Associates, LLC. Each of Byron K. Adams Jr., Kyle A. Anderson and Peter Breck are the managing members of Rosewood Capital Associates IV, L.L.C.  Each of Mr. Adams, Mr. Anderson and Mr. Breck disclaims beneficial ownership of the shares held by Rosewood Capital III, Rosewood Capital IV and Rosewood IV Associates, except to the extent of his pecuniary interest therein.

Item 5.	Ownership of Five Percent or Less of a Class

If this statement is being filed to report the fact that as of the date hereof the reporting person has ceased to be the beneficial owner of more than five percent of the class of securities, check the following   ☐.

Not applicable.

Item 6.	Ownership of More than Five Percent on Behalf of Another Person
Not applicable.

Item 7.	Identification and Classification of the Subsidiary Which Acquired the Security Being Reported on By the Parent Holding Company or Control Person
Not applicable.

Item 8.	Identification and Classification of Members of the Group
See Exhibit 99.2 for a list of group members.

Item 9.	Notice of Dissolution of Group
Not applicable.

Item 10.	Certification
Not applicable.

Signature

After reasonable inquiry and to the best of my knowledge and belief, each of the undersigned certifies that the information set forth in this statement is true, complete and correct.

DATED: August 14, 2006

ROSEWOOD CAPITAL III, L.P.

By:	Rosewood Capital Associates, L.L.C.
Its:	General Partner

By	/s/ Kevin Reilly
Name: Kevin Reilly
Title: Managing Member

ROSEWOOD CAPITAL ASSOCIATES, L.L.C.

By	/s/ Kevin Reilly
Name: Kevin Reilly
Title: Managing Member

ROSEWOOD CAPITAL IV, L.P.

By:	Rosewood Capital Associates IV, L.L.C.
Its:	General Partner

By	/s/ Kevin Reilly
Name: Kevin Reilly
Title: Managing Member

ROSEWOOD CAPITAL ASSOCIATES IV, L.L.C.

By	/s/ Kevin Reilly
Name: Kevin Reilly
Title: Managing Member

KYLE A. ANDERSON

By	/s/ Kyle A. Anderson

BYRON K. ADAMS JR.

By	/s/ Byron K. Adams Jr.